FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding profit increase in the first quarter of 2012 of Huaneng Power International, Inc. (the “Registrant”),  made by the Registrant on April 20, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE ESTIMATED
PROFIT INCREASE IN THE FIRST QUARTER OF 2012

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to the requirements of Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of the Company and the public with the financial information of the Company. This announcement is also disseminated on the Shanghai Stock Exchange simultaneously. The information contained in this announcement is only a preliminary estimate of the Company and is not audited by the Company’s certified public accountants. Detailed financial information of the Company will be disclosed in the First Quarterly Report of 2012 of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

I.	ESTIMATED RESULTS FOR THE REPORTING PERIOD

1.	Period to which the estimated results applies: From 1 January 2012 to 31 March 2012.

2.
Estimated results: Based on the preliminary estimate by the Finance Department of the Company, the net profit attributable to the Company’s shareholders in the first quarter of 2012 as compared to the same period last year is expected to be increased by more than 50%. The Company will disclose details of the financial information in the First Quarterly Report of 2012.

3.	The estimated results have not been audited or reviewed by certified public accountants.

II.	Results of the corresponding period last year (Based on the Accounting Standard of the People’s Republic of China)

1.	Net profit attributable to the Company’s shareholders for the first quarter of 2011: RMB226 million;

2.	Earning per share: RMB0.02.

III.	REASONS FOR THE CHANGE IN THE RESULTS

1.	There had been adjustments to the on-grid tariffs within China after the first quarter of 2011, which reduced the numbers of loss-making power plants;

2.	The Company seized the favourable opportunities of the power market in Singapore. Compared to the last period, and the profit of power generation business in Singapore recorded an increase;

3.	The Company had effectively controlled the costs, thereby laying a foundation for growth in profit.

IV.	RISK WARNING

Detailed financial information will be disclosed in the First Quarterly Report of 2012 of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
20 April 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    April 20, 2012